EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

For the years ended December 31,	2007	2006	2005	2004	2003
Income from continuing operations	$5,078	$4,202	$4,838	$2,197	$1,410
Add:
Minority interest (a)	75	111	74	76	62
Adjusted income from equity investments (b)	(28)	(52)	(53)	(5)	72
	5,125	4,261	4,859	2,268	1,544
Add:
Provision for taxes on income (other than
foreign oil and gas taxes)	1,577	1,545	632	891	593
Interest and debt expense (c)	344	297	305	270	337
Portion of lease rentals representative of the interest factor	60	52	47	40	8
	1,981	1,894	984	1,201	938
Earnings before fixed charges	$7,106	$6,155	$5,843	$3,469	$2,482
Fixed charges:
Interest and debt expense including capitalized interest (c)	$403	$352	$331	$285	$343
Portion of lease rentals representative of the interest factor	60	52	47	40	8
Total fixed charges	$463	$404	$378	$325	$351
Ratio of earnings to fixed charges	15.35	15.24	15.46	10.67	7.07
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)

Includes proportionate share of interest and debt expense of less-than-50-percent-owned equity investments. The 2007 amount includes a pre-tax charge of $167 million for the redemption and partial repurchase of various debt issues.